UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario Del Pacifico Reports in October 2023 a Passenger Traffic Increase of 4.7% Compared to 2022

GUADALAJARA, Mexico, Nov. 03, 2023 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for October 2023, compared with the same period of 2022.

For October 2023, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 4.7%, compared to the same period in 2022. Tijuana and Guadalajara presented an increase in passenger traffic of 4.1% and 3.4%, respectively, compared to October 2022. On the other hand, Montego Bay presented an increase in passenger traffic of 10.3% compared to the same period of 2022.

Domestic Terminal Passengers (in thousands):

Airport	Oct-22	Oct-23	% Change	Jan - Oct 22	Jan - Oct 23	% Change
Guadalajara	1,056.2	1,062.2	0.6%	9,025.4	10,457.2	15.9%
Tijuana*	683.8	734.9	7.5%	6,656.9	7,486.4	12.5%
Los Cabos	231.4	228.1	(1.4%)	2,101.2	2,472.3	17.7%
Puerto Vallarta	231.2	212.3	(8.2%)	2,175.3	2,409.4	10.8%
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	164.1	221.4	34.9%	1,464.8	1,950.9	33.2%
Hermosillo	170.6	191.6	12.3%	1,514.2	1,744.0	15.2%
Kingston	0.1	0.1	(7.7%)	1.0	1.4	32.5%
Mexicali	119.7	138.4	15.6%	1,038.4	1,313.2	26.5%
Morelia	59.4	62.0	4.3%	533.7	671.0	25.7%
La Paz	86.2	88.4	2.5%	873.0	902.6	3.4%
Aguascalientes	55.1	54.2	(1.5%)	579.8	532.9	(8.1%)
Los Mochis	36.3	39.8	9.6%	343.8	376.0	9.4%
Manzanillo	7.3	9.0	23.4%	81.3	89.1	9.6%
Total	2,901.3	3,042.3	4.9%	26,388.7	30,406.4	15.2%

International Terminal Passengers (in thousands):

Airport	Oct-22	Oct-23	% Change	Jan - Oct 22	Jan - Oct 23	% Change
Guadalajara	370.8	413.1	11.4%	3,603.7	4,262.0	18.3%
Tijuana*	334.4	325.4	(2.7%)	3,397.7	3,580.0	5.4%
Los Cabos	322.1	315.5	(2.0%)	3,632.5	3,918.6	7.9%
Puerto Vallarta	205.8	225.1	9.3%	2,793.4	3,088.8	10.6%
Montego Bay	317.1	349.9	10.3%	3,542.8	4,313.1	21.7%
Guanajuato	65.2	72.2	10.7%	632.9	717.7	13.4%
Hermosillo	6.6	6.3	(4.2%)	65.1	61.3	(5.8%)
Kingston	141.2	128.7	(8.9%)	1,269.6	1,467.6	15.6%
Mexicali	0.6	0.5	(7.3%)	5.2	5.8	12.3%
Morelia	40.7	46.1	13.3%	404.9	490.2	21.0%
La Paz	1.4	1.0	(28.1%)	20.5	11.3	(44.9%)
Aguascalientes	20.8	24.8	19.1%	191.0	239.1	25.2%
Los Mochis	0.5	0.4	(25.1%)	6.4	5.8	(9.1%)
Manzanillo	3.0	2.1	(28.2%)	55.2	51.3	(7.2%)
Total	1,830.1	1,911.0	4.4%	19,621.0	22,212.6	13.2%

Total Terminal Passengers (in thousands):

Airport	Oct-22	Oct-23	% Change	Jan - Oct 22	Jan - Oct 23	% Change
Guadalajara	1,427.0	1,475.3	3.4%	12,629.1	14,719.2	16.5%
Tijuana*	1,018.2	1,060.3	4.1%	10,054.6	11,066.4	10.1%
Los Cabos	553.4	543.6	(1.8%)	5,733.7	6,390.9	11.5%
Puerto Vallarta	437.1	437.4	0.1%	4,968.7	5,498.3	10.7%
Montego Bay	317.1	349.9	10.3%	3,542.8	4,313.1	21.7%
Guanajuato	229.3	293.6	28.1%	2,097.7	2,668.6	27.2%
Hermosillo	177.2	197.9	11.7%	1,579.3	1,805.4	14.3%
Kingston	141.3	128.8	(8.9%)	1,270.7	1,469.0	15.6%
Mexicali	120.3	139.0	15.5%	1,043.6	1,319.0	26.4%
Morelia	100.1	108.1	8.0%	938.6	1,161.2	23.7%
La Paz	87.6	89.4	2.0%	893.5	913.9	2.3%
Aguascalientes	75.9	79.1	4.2%	770.9	772.0	0.1%
Los Mochis	36.8	40.2	9.1%	350.1	381.8	9.0%
Manzanillo	10.2	11.1	8.5%	136.5	140.3	2.8%
Total	4,731.4	4,953.4	4.7%	46,009.7	52,619.0	14.4%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Oct-22	Oct-23	% Change	Jan - Oct 22	Jan - Oct 23	% Change
Tijuana	331.5	323.3	(2.5%)	3,370.0	3,550.2	5.3%

Highlights for the month:

  Seats and load factors: The number of seats available during October 2023 increased by 4.0%, compared to October 2022; load factors for the month went from 81.4% in October 2022 to 82.0% in October 2023.

  New routes:

    Aguascalientes – Felipe Angeles: Aeromexico
    Guanajuato – Felipe Angeles: Aeromexico
    Montego Bay – Kansas City: Southwest
    Los Cabos – Kansas City: Southwest
    Tijuana – Puebla: VivaAerobus
    Puerto Vallarta – Toronto: Flair

COMPANY DESCRIPTION

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico ’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: November 3, 2023	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer